  Exhibit 99.1

Canarc Announces Phase 1 Drill Program at Corral Canyon Gold Project, Nevada
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Vancouver, Canada –October 15, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) announces that a Phase 1, four hole, 1,375 meter core drilling program has commenced at its Corral Canyon project, Nevada. Corral Canyon is located 115 km north of Winnemucca and 70 km north of the past-producing, high-grade Sleeper gold mine (1.7 million ounces (oz) past production, 3.1 million oz resource) in northwestern Nevada.

Scott Eldridge, Canarc's CEO, stated: “We are excited to commence our maiden drill program at Corral Canyon, reflecting our refined corporate strategy to focus on exploring for new discoveries. The project's low sulfidation epithermal type of gold mineralization, its geological characteristics and location are considered very prospective.”

“The drill program will test two of four targets identified to date for both broad, shallow, lower grade disseminated gold mineralization as well as narrower, deeper, high-grade “bonanza” type veins. Prior exploration focused largely on one area of shallow, low grade disseminated gold mineralization whereas Canarc’s main focus is to test the potential for high grade feeder veins.”

As outlined in the Company's news release on September 30th, 2019, four priority drill targets have been identified on the property. For this first phase of drilling, two of these targets, the NW and SW Targets, will be tested with two core holes each at lengths ranging from about 225 to 450 m for an expected total of about 1,375 m (view target map).

The SW Target comprises a new area of gold-silver mineralization discovered by Canarc this summer that extends the gold system to the south by at least 500 m. Surface sample results include 0 .735 g/t Au over 2 m in rock chips and 114 ppb Au in soils along the basalt/rhyolite contact similar to the NW Target 2 km to the north. Canarc plans to drill below the surface geochemical anomalies coincident with a prominent high-chargeability zone defined by a historical gradient-array IP survey. The two holes will test the basalt/rhyolite contact down dip and also test for steeply dipping faults that could host high-grade mineralization.

At the NW Target, Canarc plans to test the continuation of known stratiform mineralization to depth and along strike as well as test for high-grade gold at deeper levels within two faults that could host high-grade mineralization. The NW Target was the focus of historic exploration drilling which identified extensive, low-grade, disseminated gold within a sulfidic silicified zone and quartz-vein stockwork following a basalt/rhyolite contact. Local high-grade quartz veins were also intersected. This stratiform style of mineralization is up to 40 m thick and includes intersections of 0.36 gpt Au over 42.7 m including 0.54 gpt over 16.8 m. The high-grade mineralization includes 14.9 gpt Au over 1.5 m within 2.64 gpt Au over 10.7 m.

About Corral Canyon

The Company owns 92 mining claims covering 730 hectares that were acquired by staking in late 2018 and have no underlying royalties. The project covers a significant, volcanic-hosted, low sulfidation epithermal gold system of Middle Miocene age that is at least 2.8 km long. Corral Canyon is geologically similar to other high grade deposits of this type in the northwestern Great Basin of Nevada, including Sleeper, Midas, Fire Creek, Hollister, Rawhide, Mule Canyon and Buckhorn. The project lies along the north-northwest trending Western Nevada rift that, to the south, includes the geologically-similar Sleeper, Sandman and Goldbanks deposits.

Qualified Person

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release.  Dr. Margolis is engaged as a consultant to Canarc Resource Corp as Vice President of Exploration.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions;market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks;title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results todiffer materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove tobe accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.